April 27, 2016

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Ed Bartze

Re:	Tortoise MLP Fund, Inc. (the “Company”)
File Numbers 811-22409 & 333-209943.

To the Commission:

On March 4, 2016, the Company filed a universal shelf registration statement on Form N-2 (the “Registration Statement”).  The Company received comments on the Registration Statement from Ed Bartze of staff of the Securities and Exchange Commission (the “Commission”).  The following sets forth the comments of the Commission staff and the Company’s response to those comments.  The text of each comment has been included in this letter for your reference, and the Company’s response is presented below each comment.  The Company has simultaneously filed a pre-effective amendment to the Registration Statement to respond to the comments.

Prospectus

Cover Page

1.
Comment:    The heading of the cover page indicates that the Company may offer debt securities. Please provide us with a representation that the Company will not use the term “senior” with respect to future offerings of its debt securities unless the debt will rank senior in priority to other outstanding debt of the Company.

Response:    The Company hereby represents that it will not use the term “senior” with respect to future offerings of debt securities unless the debt is senior in priority to other outstanding debt of the Company.

2.
Comment:    The second paragraph of the cover page states that the Company may offer its securities at prices and on terms set forth in a prospectus supplement to this prospectus.  Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Response:    The Company hereby confirms that concurrent with the filing of each prospectus supplement, a legality opinion and related consent of counsel will be filed with a post-effective amendment regarding each such future offering of the Company’s securities.

Prospectus Summary — Company Risks — Equity Securities Risk (Page 5)

3.	Comment: The second paragraph of this section describes the risks of investing in “smaller companies.” Please provide a separate risk in this section, and in the Company Risks section on page 40 of the prospectus, regarding the Company’s investments in small capitalization companies.

Response:   The Company provides the following disclosure under the heading “Equity Securities Risk” on page 40.  “Investing in securities of smaller companies may involve greater risk than is associated with investing in more established companies. Companies with smaller capitalization may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than larger more established companies.”  The Company thus believes that the requested disclosure has already been provided.

Prospectus Summary — Company Risks — Hedging Strategy Risk (page 6)

4.	Comment: This section describes the Company’s hedging strategy, which may include the use of derivative investments such as swaps, caps, and floors. Please explain to us how the Company’s derivative investments are valued for purposes of the Company’s policy of investing at least 90% of its total assets in the securities of energy infrastructure companies, and confirm to us that the notional value of the Company’s derivative investments is not used for purposes of calculating compliance with this 90% policy.

In addition, please explain to us how the Company’s derivatives are valued for purposes of calculating Managed Assets, which are used to calculate the Management Fee as disclosed in the fee table, and confirm to us that the notional value of the Company’s derivatives is not used for purposes of calculating Managed Assets.

Response:    The Company’s derivative investments are valued by a third party valuation firm for purposes of both the Company’s 90% policy and the Company’s calculation of  Managed Assets.  Notional value is not used for purposes of calculating compliance with the Company’s 90% policy or for purposes of calculating Managed Assets.

Summary of Company Expenses (Page 9)

5.	Comment: Footnote (9) to the fee table references footnote (5). However, it appears that Footnote (9) should reference footnote (7). Please review these footnotes, and revise as appropriate.

Response:    The disclosure has been revised as requested.

Investment Objective and Principal Investment Strategies — Investment Policies (Page 26)

6.	Comment: The third and fourth bullet points in the fourth paragraph of this section are identical. Please delete one of this bullet points.

Response:    The disclosure has been revised as requested.

General Comments

7.
Comment:     We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre- effective amendments.

Response:    The Company acknowledges that additional comments may be received.

8.	Comment: If you intend to omit certain information from the forms of prospectus included with the registration statements that are declared effective in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

Response:    The Company does not intend to omit any information from the prospectus included with the Registration Statement.

9.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:    The Company has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

10.	Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the registration statements.

Response:    The Company confirms that FINRA will review the proposed underwriting terms and arrangements of the transactions involved in the Registration Statement.  A filing with FINRA will be made at such time as the Company identifies an underwriter in the prospectus.

*        *          *          *          *          *          *          *          *          *          *

The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States. We look forward to hearing from you soon to discuss any comments you may have on this letter.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais